                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K


      [ X ]    ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
               SECURITIES EXCHANGE ACT OF 1934
               For the fiscal year ended December 31, 2002
                                         -----------------

OR

      [   ]    TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
               SECURITIES EXCHANGE ACT OF 1934
               For the transition period from          to         .
                                              --------    --------



 COMMISSION FILE NUMBER             0-20348
                        -------------------



      A. Full title of the plan and the address of the Plan, if different from that of the issuer named below:

           D & K HEALTHCARE RESOURCES, INC. 401 (K) PROFIT
           SHARING PLAN AND TRUST


      B. Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

           D & K HEALTHCARE RESOURCES, INC.
           8235 FORSYTH BOULEVARD
           ST. LOUIS, MO 63105

                        D & K HEALTHCARE RESOURCES, INC.

                                   FORM 11-K


                              REQUIRED INFORMATION



     (a)    Financial Statements.

             Filed as part of this Report on Form 11-K are the financial statements and the schedules thereto of the D & K Healthcare Resources, Inc. 401 (k) Profit Sharing Plan and Trust as required by Form 11-K together with the report thereon of KPMG LLP, independent public accountants, dated May 9, 2003.



     (b)    Exhibits.

             Exhibit 23 --     Independent Auditors' Consent

             Exhibit 99.1 --   Certification of Chief Executive Officer and
                               Chief Financial Officer Pursuant to 18 U.S.C.
                               Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

                        D & K HEALTHCARE RESOURCES, INC.

                                    FORM 11-K

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                   D & K HEALTHCARE RESOURCES, INC. 401(K)
                                   PROFIT SHARING PLAN AND TRUST


         Date:  June 26, 2003      By:   /s/  Martin D. Wilson
                                      ------------------------
                                   Martin D. Wilson, Trustee

                         D&K HEALTHCARE RESOURCES, INC.
                      401(K) PROFIT SHARING PLAN AND TRUST

                 Financial Statements and Supplemental Schedules

                           December 31, 2002 and 2001

                   (With Independent Auditors' Report Thereon)

                          INDEPENDENT AUDITORS' REPORT


The Trustee of the D&K Healthcare Resources, Inc.
401(k) Profit Sharing Plan and Trust:

We have audited the accompanying statements of net assets available for benefits of the D&K Healthcare Resources, Inc. 401(k) Profit Sharing Plan and Trust (the
Plan) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held (at end of year) and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ KPMG LLP

St. Louis, Missouri
May 9, 2003

                         D&K HEALTHCARE RESOURCES, INC.
                      401(K) PROFIT SHARING PLAN AND TRUST

                 Statements of Net Assets Available for Benefits

                           December 31, 2002 and 2001


                                                      2002             2001
                                                   ----------       ----------
Assets:
  Investments, at fair value                      $6,029,149       $5,227,232
  Participant contributions receivable                47,930           38,165
  Employer contributions receivable                   87,261           46,583
                                                   ----------       ----------
            Net assets available for benefits     $6,164,340       $5,311,980
                                                  ===========      ===========



See accompanying notes to financial statements.

                         D&K HEALTHCARE RESOURCES, INC.
                      401(K) PROFIT SHARING PLAN AND TRUST

           Statements of Changes in Net Assets Available for Benefits

                     Year ended December 31, 2002 and 2001


                                                                         2002            2001
                                                                    -------------   --------------
Additions:
  Participant contributions                                          $   988,974      $   625,151
  Employer contributions                                                 319,823          215,936
  Interest income                                                         10,798            5,435
  Transfers from another plan                                          2,576,361             --
  Net appreciation (depreciation) in the fair value of investments    (2,568,098)       1,396,615
                                                                    -------------   --------------
            Total additions                                            1,327,858        2,243,137
                                                                    -------------   --------------
Deductions:
  Benefits paid to participants                                          454,506          212,659
  Administrative expenses                                                 20,992              718
                                                                    -------------   --------------
            Total deductions                                             475,498          213,377
                                                                    -------------   --------------
            Increase in net assets available for benefits                852,360        2,029,760

Net assets available for benefits at beginning of year                 5,311,980        3,282,220
                                                                    -------------   --------------
Net assets available for benefits at end of year                     $ 6,164,340      $ 5,311,980
                                                                    =============   ==============




See accompanying notes to financial statements.

                         D&K HEALTHCARE RESOURCES, INC.
                      401(K) PROFIT SHARING PLAN AND TRUST


                          Notes to Financial Statements

                           December 31, 2002 and 2001



(1)    DESCRIPTION OF THE PLAN

       The following description of the D&K Healthcare Resources, Inc. 401(k) Profit Sharing Plan and Trust (the Plan) is provided for financial statement purposes only. Participants should refer to the Plan document for more complete information.

       (A) GENERAL

           The Plan is a defined contribution plan established by D&K Healthcare Resources, Inc. (D&K or the Company) under the provisions of Section 401(a) of the Internal Revenue Code (IRC), which includes a qualified cash or deferred salary arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. The Plan was established January 1, 1995, to offer the employees of the Company a means of saving funds, on a pretax basis, for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. Participation is voluntary.

           Full-time employees are eligible to participate in the Plan upon reaching age 21 and completing 30 days of regular service.

           The Plan is administered by executives of D&K, with additional administrative duties, such as loan processing, performed by Pension Associates of Wausau, Inc., a third-party plan administrator. The assets of the Plan are held in a trust by Nationwide Insurance Company (Nationwide). Pension Associates of Wausau, Inc. is a subsidiary of Nationwide Life Insurance Company.

       (B) CONTRIBUTIONS

           Plan participants may contribute up to 20% of their annual compensation, subject to certain limitations. Contributions may be made prior to federal and certain other income taxes pursuant to
           Section 401(k) of the IRC.

           The Company contribution is discretionary and is currently equivalent to 50% of employees' contributions up to a maximum contribution based on 6% of eligible compensation and is invested in the D&K Common Stock Fund. In January 2003, the Company's contribution to the Plan for the fourth quarter of 2002 was made in the form of 8,750 shares of D&K Healthcare Resources, Inc. common stock valued at $87,261.

       (C) INVESTMENTS

           Participants direct contributions into any of eleven investment funds. Participants may change their investment elections daily. Employer contributions are invested only in the D&K Common Stock Fund. A description of each of the eleven participant directed investment funds and the D&K Common Stock fund is provided below:

           DREYFUS A BONDS PLUS

           For investment of contributions in a fund which invests principally in debt obligations of corporations, the U.S. Government and its agencies and instrumentalities, and major U.S. banking institutions. At least 80% of the fund's portfolio is invested in bonds rated at least A by Moody's


                                        4
                                                                  (Continued)

                         D&K HEALTHCARE RESOURCES, INC.
                      401(K) PROFIT SHARING PLAN AND TRUST

                          Notes to Financial Statements

                           December 31, 2002 and 2001



         Investor Services, Inc. or Standard and Poor's Corporation. The fund seeks the maximum amount of current income to the extent consistent with the preservation of capital and maintenance of liquidity.

         FIDELITY ASSET MANAGER

         For investment of contributions in a fund which diversifies across stocks, bonds, short-term instruments and money market instruments, both in the United States and abroad. The fund has a neutral mix, which represents the way the fund's investments will generally be allocated over the long term. This mix will vary over short-term periods as fund management gradually adjusts the fund's holdings, within defined ranges, based on the current outlook for the different markets. Neutral mix: stocks 50% (can range from 30-70%), bonds 40% (can range from 20-60%), and short term/money market 10% (can range 0-50%). The fund seeks high total return with reduced risk over the long term.

         NEUBERGER & BERMAN GUARDIAN FUND

         For investment of contributions in a fund that invests in stocks of established, high quality companies considered to be undervalued in comparison to stocks of similar companies. The fund seeks capital appreciation and current income.

         AMERICAN CENTURY: TWENTIETH CENTURY ULTRA

         For investment of contributions in a fund that invests in the stocks of companies that demonstrate accelerating, sustainable earnings growth. The fund's management team evaluates companies based on earnings and revenue trends. The fund intends to remain fully invested in the stock market at all times. The fund seeks capital appreciation over time by investing primarily in the common stocks of medium- and large-sized companies that exhibit accelerating growth.

         OPPENHEIMER GLOBAL FUND A

         For investment of contributions in a fund that invests in foreign and U.S. markets using a disciplined theme approach. The fund identifies key worldwide trends in order to focus on areas that the fund management believes offers some of the best opportunities for long-term growth. These trends fall into three categories of change: technological change, demographic/geopolitical change, and changing resource need. The fund utilizes techniques such as hedging, borrowing money for investment in securities and short-term trading. The fund seeks capital appreciation and does not consider current income as an objective.

         VIRTUOSO GUARANTEED INTEREST FUND

         For investment of contributions in a guaranteed return contract with a quarterly interest rate that is indexed to the Treasury Note yield. The interest earned in this contract can change quarterly if the yield on the Treasury Note index changes. The assets invested in this contract are a part of the general assets of Nationwide. In 2002 and 2001, the return on this fund was 2.88% and 3.85%, respectively.




                                  5                             (Continued)

                         D&K HEALTHCARE RESOURCES, INC.
                      401(K) PROFIT SHARING PLAN AND TRUST

                         Notes to Financial Statements

                           December 31, 2002 and 2001



           PERSONAL PORTFOLIO SERIES 3 -- CONSERVATIVE INTERMEDIATE-TERM

           For investment of contributions in a fund which seeks to provide a balance between capital appreciation and capital preservation.

           PERSONAL PORTFOLIO SERIES 4 -- INTERMEDIATE-TERM

           For investment of contributions in a fund which seeks to provide capital appreciation with some income.

           NATIONWIDE SMALL COMPANY FUND

           For investment of contributions primarily in equity securities of smaller companies with market capitalizations of less than $1 billion at the time of purchase.

           NATIONWIDE S&P 500 SERVICE

           This fund seeks to provide investment results that correspond to the price and yield of Standard and Poor's 500 Composite Stock Price Index.

           PIMCO TOTAL RETURN

           The fund invests at least 65% of assets in debt securities, including government securities, corporate bonds, and mortgage-related securities. It may invest up to 20% of assets in securities denominated in foreign currencies. The portfolio duration generally ranges from three to six years.

           D&K COMMON STOCK FUND

           Company contributions to this fund are invested in the common stock of D&K. The fund may have cash on hand to meet current needs. Accounts are valued as of the last day of each calendar quarter. This fund is not an investment option for employee contributions, and the participants are not permitted to transfer funds in and out of this fund.

       (D) VESTING

           Participants are always 100% vested in the value of their contributions and the earnings thereon. Vesting of company contributions and the earnings thereon is determined based on participants' years of vesting service. Vesting service is any calendar year in which a participant was credited with one thousand hours. The vesting schedule is as follows:


                                                   PERCENTAGE
                  YEARS OF VESTING SERVICE           VESTED
        ---------------------------------------   --------------
                    0-1                                   0%
                    2                                    25%
                    3                                    50%
                    4                                    75%
                    5                                   100%
        Death, disability, or retirement                100%



                                  6                                (Continued)

                         D&K HEALTHCARE RESOURCES, INC.
                      401(K) PROFIT SHARING PLAN AND TRUST

                          Notes to Financial Statements

                           December 31, 2002 and 2001


       (E) PAYMENTS OF BENEFITS

           Amounts in a participant's account and the vested portion of a participant's employer contributions are distributed upon retirement, death, disability, or other termination of employment. Distributions from the D&K Common Stock Fund are made in cash. Forfeitures of the nonvested amounts are used to reduce Company discretionary contributions. Forfeitures of $47,060 and $13,113 reduced employer contributions for the years ended December 31, 2002 and 2001, respectively.

       (F) LOANS TO EMPLOYEES

           Participants of the Plan may borrow funds from their accounts up to $50,000 or 50% of their vested balances, whichever is less. Loans are repayable through payroll deductions over 1-5 years. The interest rate is determined by the prime rate plus 1% on the day the loan is processed. At December 31, 2002, the range is 5.25-10.5%. The outstanding balance of loans to participants was $145,699 and $24,622 as of December 31, 2002 and 2001, respectively.

       (G) PLAN MEMBER ACCOUNTS

           Individual accounts are maintained for each plan participant to reflect the plan participant's share of the Plan's income, the Company's contribution, and the Plan's participant's contribution.

(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       (A) BASIS OF PRESENTATION

           The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting, except for benefit payments to participants, which are recorded when paid.

       (B) USE OF ESTIMATES

           Certain amounts included in the financial statements are estimated based on currently available information and the plan administrator's judgment as to the outcome of future conditions and circumstances. Actual results could differ from these estimates.

       (C) ADMINISTRATIVE EXPENSES

           During 2002, substantially all administrative expenses were paid from Plan assets. In 2001, such expenses were paid by the Company.

       (D) VALUATION OF INVESTMENTS

           Investments in mutual funds are valued daily and the investment in D&K stock is valued on the last day of each calendar quarter using publicly stated quotes as of the close of business. All investments of the Plan are listed at unit value, as determined by Nationwide. Unit value is calculated as the appreciation/depreciation of each mutual fund based on an original index of $1.00 per unit in relation to the net asset value per each fund's market listing. Investment transactions are accounted for on the trade date basis.

           The Plan's guaranteed interest fund is included in the financial statements at December 31, 2002, at contract value, which approximates market value as reported to the Plan by Nationwide. Contract value represents the deposits less withdrawals made under the contract plus interest earned through


                                        7
                                                                    (Continued)

                         D&K HEALTHCARE RESOURCES, INC.
                      401(K) PROFIT SHARING PLAN AND TRUST

                          Notes to Financial Statements

                           December 31, 2002 and 2001



              the end of the plan year. The guaranteed interest fund has an average yield approximating the guaranteed rate of return. The guaranteed interest fund has a quarterly interest guarantee which is based on the five-year U.S. Treasury Note yield, which was 3.03% at December 31, 2002. The interest earned in this fund can change quarterly if the yield on the five-year U.S. Treasury Note index changes. Interest is credited to each participant's account.

              The Plan provides for investment in various investments and investment securities which, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Further, due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(3) PLAN AMENDMENTS

    On April 30, 2002 employees in the Diversified Healthcare L.L.C Profit Sharing 401(k) Plan ("DHI Plan") were merged into the D&K Healthcare Resources, Inc. 401(k) Profit Sharing Plan and Trust ("D&K Plan"). As part of that merger, the participants of the DHI Plan became fully vested prior to the merger. The assets from the DHI Plan were transferred into the D&K Plan at fair value on the effective date of the transfer. The Board of Directors of the Plan approved the merger. A total of $2,576,361 was transferred into the D&K Plan and allocated among investment options based on participant direction.

(4) INVESTMENTS

    The following presents investments that represent 5% or more of the Plan's net assets:


                                                      DECEMBER 31
                                                ------------------------
                                                    2002         2001
                                                -----------   ----------
    Fidelity Asset Manager                      $1,058,219   $  471,584
    Neuberger & Berman Guardian Fund               432,147      472,722
    American Century: Twentieth Century Ultra    1,095,257      855,790
    Oppenheimer Global Fund A                    1,206,908      665,419
    Nationwide Small Company Fund                  410,793       54,732
    D&K Common Stock Fund *                        930,129    2,325,143

    * Nonparticipant-directed



    During 2002, the Plan's investments (including realized and unrealized gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:



                                        8
                                                                  (Continued)

                         D&K HEALTHCARE RESOURCES, INC.
                      401(K) PROFIT SHARING PLAN AND TRUST

                          Notes to Financial Statements

                           December 31, 2002 and 2001

      APPRECIATION / (DEPRECIATION)

                                              2002               2001
                                        ----------------   ---------------
      Mutual funds                        $(1,031,343)       $  (285,895)
      Common stock                         (1,536,755)         1,682,510
                                        ----------------   ---------------
                                          $(2,568,098)       $ 1,396,615
                                        ================   ===============

(5) NONPARTICIPANT-DIRECTED INVESTMENTS

    Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                                                      DECEMBER 31
                                                                            ---------------------------
                                                                                2002           2001
                                                                            -----------    ------------
    Net assets:
      Common stock and employer contributions receivable                  $ 1,017,390     $  2,371,799
                                                                            ===========    ============

                                                                                            YEAR ENDED
                                                                                           DECEMBER 31,
                                                                                               2002
                                                                                           ------------
    Changes in net assets:
      Contributions                                                                       $    319,823
      Net depreciation                                                                      (1,536,755)
    Participation termination and withdrawal payments                                         (137,203)
    Administrative expenses                                                                       (274)
                                                                                           ------------
                                                                                          $ (1,354,409)
                                                                                           ============

(6) TAX STATUS

    The Plan is a prototype plan and has not obtained a determination letter from the IRS, however, the Plan administrator and the Plan's counsel believe that the Plan is currently being operated in compliance with the applicable requirements of the IRC and was tax exempt through the year ended December 31, 2002.

(7) DISTRIBUTION OF ASSETS UPON TERMINATION OF THE PLAN

    D&K reserves the right to terminate the Plan, in whole or in part, at any time. In the event of termination, all amounts credited to the participant accounts will become 100% vested. If the Plan is terminated at any time or contributions are completely discontinued and D&K determines that the Trust shall be terminated, all accounts shall be revalued as if the termination date were a valuation date and such accounts shall be


                                        9                          (Continued)

                         D&K HEALTHCARE RESOURCES, INC.
                      401(K) PROFIT SHARING PLAN AND TRUST

                          Notes to Financial Statements

                           December 31, 2002 and 2001


    distributed to participants. If the Plan is terminated or contributions completely discontinued but D&K determines that the Trust shall be continued pursuant to the terms of the trust agreement, no further contributions shall be made by participants or the Company, but the trust shall be administered as though the Plan were otherwise in effect. No plans have been made to terminate the Plan at this time.

(8) RECONCILIATION TO FORM 5500

    For the year ended December 31, 2002, the Plan had approximately $9,484 of pending distributions to participants who elected either a withdrawal or final payment of their benefits from the Plan. These amounts are recorded as a liability in the Plan's Form 5500; however, these amounts are not recorded as a liability in accordance with accounting principles generally accepted in the United States of America.




    The following is a reconciliation of the net assets available for plan benefits per the financial statements to the Forms 5500 which were filed for the years ended June 30, 2002 and 2001:


                                                                                       2002                 2001
                                                                                 ----------------      ---------------
    Net assets available for plan benefits per the financial
      statements                                                                 $     6,164,340       $    5,311,980
    Benefit obligations currently payable (health claims, death, and
      disability benefits)                                                                (9,484)             (16,512)
                                                                                 ----------------      ----------------
    Net assets available for plan benefits per the Form 5500                     $     6,154,856       $    5,295,468
                                                                                 ================      ================


    The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended June 30, 2002:

                                                                                       2002                  2001
                                                                                 ----------------      ----------------
    Benefits paid to participants per the financial statements                   $       454,506       $      212,659
      Add amounts currently payable at year-end                                            9,484               16,512
      Less amounts currently payable at prior year-end                                   (16,512)             (23,432)
                                                                                 ----------------      ----------------
    Benefits paid to participants per the Form 5500                              $       447,478       $      205,739
                                                                                 ================      ================

                                                                 SCHEDULE I
                         D&K HEALTHCARE RESOURCES, INC.
                      401(K) PROFIT SHARING PLAN AND TRUST

        Schedule H, Line 4i -- Schedule of Assets Held (at end of year)

                                December 31, 2002


                                                                                   FAIR
                                                                      COST         VALUE
                                                                   -----------  -----------

    Dreyfus A Bonds Plus                                                       $   208,293
    Fidelity Asset Manager                                                       1,058,219
    Neuberger & Berman Guardian Fund                                               432,147
    American Century: Twentieth Century Ultra                                    1,095,257
    Oppenheimer Global Fund A                                                    1,206,908
    Nationwide S&P 500 Srv *                                                        74,710
    Virtuoso Guaranteed Interest Fund*                                             224,205
    Personal Portfolio 3 -- Conservative Intermediate-Term                          37,312
    Personal Portfolio 4 -- Intermediate-Term                                      112,570
    Nationwide Small Company Fund*                                                 410,793
    Pimco Total Return                                                              92,907
    Participant loans, 5.25% to 10.5%                                              145,699
    D&K Common Stock*                                              $  627,635      930,129
                                                                                -----------
                                                                               $ 6,029,149
                                                                                ===========

*Represents a party-in-interest
  allowable under ERISA regulations.


See accompanying independent auditors' report.

                                                                SCHEDULE II
                         D&K HEALTHCARE RESOURCES, INC.
                      401(K) PROFIT SHARING PLAN AND TRUST

           Schedule H, Line 4j -- Schedule of Reportable Transactions

                          Year ended December 31, 2002

                                     PURCHASES                                        SALES
                            ---------------------------    ---------------------------------------------------------------
                             NO. OF TRANS.      COST       NO. OF TRANS.        COST        SALES PRICE       GAIN/(LOSS)
                            --------------    ---------    --------------    ---------     --------------    -------------
    D&K Common Stock*             10       $     195,125          7        $   48,168   $       48,507    $         339
    Merger of DHI*                10       $   2,576,361         --        $       --   $           --    $          --


*Represents a party-in-interest allowable under ERISA regulations.

See accompanying independent auditors' report.